Form 99.35 Summary of Changes to

Form SBSE of GIFMS Capital Company, LLC

1. Schedule B/ Indirect Owners:

A. **Removing** the following indirect owners due to the change in the ownership structure of Guggenheim Capital, LLC by SAGE Assets, Inc. falling below 25%:

SAGE Assets, Inc.;

Consolidated Investment Services, Inc.;

Sammons Corporation;

Sammons Enterprises, Inc.;

Sammons Enerprises, Inc. ESOT;

GreatBanc Trust Company.

2. Section IV, Schedule D (Form SBSE Item 12A):

A. **Adding** "SAGE Assets, Inc." which has control of Guggenheim Capital, LLC, one of indirect owners.

3. Section V, Schedule D (Form SBSE Item 13A):

A. **Removing** below entities that are no longer affiliates due to ownership change of Guggenheim Capital, LLC:

Beacon Capital Management, Inc.;

Sammons Financial Group Asset Management, LLC;

Sammons Financial Network, LLC.

B. **Adding** Guggenheim Securities Europe Limited.

C. **Updating** control relationship description for Guggenheim Corporate Funding, LLC.